Bill of Sale
                                  ------------

                                 31 October 2002

                  This is to certify that New Millennium Development Group, a Florida corporation has sold and transfer the following assets to EXUS Networks, Inc., a Nevada corporation for 50,000,000 million shares of EXUS Networks, Inc., Common Stock. The value of the EXUS stock at the time of the transaction is $.002 per share, which places the value of the transferred stock at $100,000.

                  The Assets sold to EXUS are as follows:

                    a. World Wide Data Base for Business Development consisting of approximately 3,ooo contacts.

                    b.   NMDG Shareholder List of 500 persons.

                                                     PAID IN FULL $100,000



----------------------
John B. Skinner
Chairman & CEO
New Millennium Development Group